December 18, 2025

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Pineapple Financial Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-292120

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 PM Eastern Time on Monday, December 22, 2025, or as soon thereafter as is practicable.

If you have any questions, please call Matthew Siracusa at (845) 649-8868.

Very truly yours,

PINEAPPLE FINANCIAL INC.

By:	/s/ Shubha Dasgupta
Name:	Shubha Dasgupta
Title:	Chief Executive Officer (Principal Executive Officer)